Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, December 5, 2025

FAIRFAX SELLS COMMON SHARES OF ORLA

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced that it has sold, through its insurance company subsidiaries, 25,000,000 common shares (the “Common Shares”) of Orla Mining Ltd. (TSX: OLA) (“Orla”) at a price of CDN$17.6435 per Common Share for aggregate proceeds of approximately CDN$441.1 million (US$316.1 million) (the “Share Sale”). The Share Sale occurred in connection with the rebalancing of investment portfolios of Fairfax.

Immediately prior to the Share Sale, Fairfax, through its insurance company subsidiaries, beneficially owned or controlled: (i) 56,817,229 Common Shares; (ii) US$150,000,000 principal amount of senior unsecured convertible notes (the “Notes”) of Orla, which are convertible into Common Shares at Fairfax’s option at a conversion price per Common Share of CDN$7.90; and (iii) 17,544,302 warrants (“Warrants”), which allow Fairfax to acquire up to 17,544,302 Common Shares at an exercise price of CDN$11.50 per Warrant, representing approximately 16.7% of the issued and outstanding Common Shares (on a non-diluted basis) and approximately 26.3% of the issued and outstanding Common Shares (on a partially-diluted basis, assuming conversion of the Notes and exercise of the Warrants). Following the Share Sale, Fairfax, through its subsidiaries, beneficially owns and controls: (i) 31,817,229 Common Shares; (ii) US$150,000,000 principal amount of Notes; and (iii) 17,544,302 Warrants, representing approximately 9.4% of the issued and outstanding Common Shares (on a non-diluted basis) and approximately 19.8% of the issued and outstanding Common Shares (on a partially-diluted basis, assuming conversion of the Notes and exercise of the Warrants).

Fairfax holds the Common Shares, Notes and Warrants for investment purposes and, in the future, it may discuss with management and the board of directors of Orla any of the transactions listed in clauses (a) to (k) of item 5 of 62-103F1 and may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Shares, Notes or Warrants in such manner as it deems advisable to benefit from changes in market prices of such securities, publicly disclosed changes in the operations of Orla, its business strategy or prospects or from any sale, merger or other material transaction involving Orla. An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR+ at www.sedarplus.com or may be obtained directly from John Varnell, Vice President, Corporate Development of Fairfax upon request at the telephone number below.

Fairfax’s head and registered office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7. Orla’s head and registered office is located at 1010-1075 W. Georgia St., Vancouver, British Columbia V6E 3C9.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946